                                                      FILED PURSUANT TO RULE 433
                                                     REGISTRATION NO. 333-139016
                                                                   JULY 26, 2007

BROADCAST TRANSCRIPT

    Video Monitoring Services of America, Inc.
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    Date      July 26, 2007
    Time      11:39 AM
    Station   Internet
    Location  Network
    Program   The Street.Com

          SIMON CONSTABLE, host:

          Hi, you're watching TheStreet.com TV. I'm Simon Constable and today
          I'm joined by George Milling Stanley. He's an official from the World
          Gold Council.

          Welcome back to The Street.com George.

          GEORGE MILLING-STANLEY (World Gold Council): Thanks for inviting me again Simon.

          CONSTABLE: I have here Second Quarter Gold Investment Digest, published by the World Gold Council. Can you give us the highlights of what's in the report and why the gold market reached this avidly.

          MILLING-STANLEY: It's not specifically for the gold market, this one, right. We produce regular supply demand numbers and a lot of other information that goes into the people in the gold market. This gold investment digest as its name suggests is aimed principally at the investment community rather than the gold community.

          CONSTABLE: Okay.

          MILLING-STANLEY: That's why when you look at this you'll see a rehash of some of the supply demand numbers for the first quarter that we put out a little while ago. There are some more up to date numbers, cause we're collecting data the whole time.

          CONSTABLE: Can you highlight some of those numbers perhaps?

          MILLING-STANLEY: Ah sure, essentially the big news in the first quarter was that lower priced volatility meant a big recovery in jewelry consumption so that in volume terms demand was actually up.
          What we've been seeing in the last year or so is in money terms, demand has been going up. In volume terms, it's being going down. We saw a recovery inn Q1 and that'd continuing in Q2 I understand.

          CONSTABLE: Good news and investment demand is not included in this.
          When will that be out? I know that some marketwatchers or observers look at investment demand as the key to higher prices. They say it's positively correlated with higher prices.

          MILLING-STANLEY: Right.

          CONSTABLE: When does that come out?

          MILLING-STANLEY: We'll be putting out the second quarter and first half supply and demand numbers in full on August the fifteenth. So maybe we can come back and talk about that at that time.

          CONSTABLE: Would love it if you did.

          MILLING-STANLEY: Sure.

          CONSTABLE: One of the things that a lot of people seem to doubt is stuff about Street tracks gold shares, which is the big gold ETF that contains bullion and whole bullion. A lot of folks e-mail and say, oh you know it's not really there. It's all a sham. Now, you brought me a picture here which I'm going to show to the camera. This is George
          (Visual of picture of George with the gold) What are you doing?

          MILLING-STANLEY: What am I doing? I'm doing due diligence on the gold that's in the vault, almost eleven billion dollars worth at current market prices, which is each share of the gold ETF is backed by one-tenth of an ounce of physical gold. Those are 400 ounce gold bars.
          Each of those pallets that your viewers probably can't see properly, but you can see, on each one of those pallets, there's one ton of gold and we have almost just a fraction under 500 tons worth almost eleven billion dollars currently.

          CONSTABLE: And that's back up where to it had been at it's previous peak at 501 which is in mid-April and then it sold down and came back.
          Can you quickly explain what was going on?

          MILLING-STANLEY: I sent you- there was- the brokers dealers that make a market in the stock figured that there was excess liquidity in the shares trading on the New York Stock Exchange under ticker symbol GLD so they actually cashed in- redeemed some shares and got the gold back in return and I think this was pretty much in line with short positions that were being taken in the broader gold market, the over the counter market and of course on the futures exchange as well.

          CONSTABLE: And now that's all come back as people have snapped it up.

          MILLING-STANLEY: Some people are turning more positive on the outlook for the gold price. There was some disillusion in the middle of the quarter. That's why the short position came on and the price dropped.
          Now I think people are much more optimistic and Mr. Bernanke sounding more worried about the economy then he was. Stocks don't seem to be doing very much. This all kind of plays into it. Inflation numbers are being discussed again. Geo-political tensions are not getting any better. So I think this is all going to be good for the gold price.

          CONSTABLE: Well excellent. Thank you for joining us. We hope you come back soon.

          MILLING-STANLEY: Thank you Simon. I'll come back whenever you invite
          me.

          CONSTABLE: That was George Milling Stanley from World Gold Council.
          Me, Simon Constable for The Street.com.

                                      # # #

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